Exhibit 8.4

King & Spalding LLP 1180 Peachtree Street, NE Suite 1600 Atlanta, GA 30309 Tel: +1 (404) 572-4600 Fax: +1 404 572 5100 www.kslaw.com

August 8, 2022

PotlatchDeltic Corporation

601 West First Avenue

Suite 1600

Spokane, Washington 99201

RE: CatchMark Timber Trust, Inc.

Ladies and Gentlemen:

We have acted as counsel for CatchMark Timber Trust, Inc. a Maryland corporation (the “Company”), in connection with the transactions contemplated under that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of May 29, 2022, by and among the Company, CatchMark Timber Operating Partnership, L.P., a Delaware limited partnership, PotlatchDeltic Corporation, a Delaware Corporation, and Horizon Merger Sub 2022, LLC, a Delaware limited liability company and wholly owned subsidiary of PotlatchDeltic. This opinion is being rendered pursuant to Section 8.2(c) of the Merger Agreement. Unless the context otherwise requires, capitalized terms used in this opinion letter and not otherwise defined herein shall have the meaning ascribed to such terms in the Merger Agreement.

In rendering the opinion expressed herein, we have examined such documents as we have deemed appropriate, including (but not limited to) the analyses of qualifying income and assets prepared by the Company and its organizational documents. In our examination of documents, we have assumed, with your consent, that all documents submitted to us are authentic originals, or if submitted as photocopies or facsimile copies, that they faithfully reproduce the originals thereof, that all such documents have been or will be duly executed to the extent required, that all representations and statements set forth in such documents are true and correct, and that all obligations imposed by any such documents on the parties thereto have been or will be performed or satisfied in accordance with their terms. We also have obtained such additional information and representations as we have deemed relevant and necessary through consultation with officers of the Company, including representations from the Company in a letter delivered to us on or about the date hereof. While we have discussed such representations with representatives of the Company, we have not conducted an independent investigation or audit of such representations.

Based on the foregoing, and subject to the assumptions, qualifications and limitations set forth herein, we are of the opinion that the Company was organized and has operated in conformity with the requirements for qualification and taxation as a “real estate investment trust” (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”), for each of its taxable years beginning with the year ended December 31, 2009, through the year ended December 31, 2021, and its current organization and method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT for the period beginning January 1, 2022 and through the Effective Time (determined without regard to any REIT distribution requirements for the taxable year that includes the Effective Time or actions taken after the Company Merger Effective Time).

The opinion expressed herein is based upon the current provisions of the Code, the U.S. Treasury regulations promulgated thereunder, current administrative positions of the U.S. Internal Revenue Service, and existing judicial decisions, any of which could be changed at any time, possibly on a retroactive basis. Any such changes could adversely affect the opinion rendered herein and the tax consequences to the Company and its investors. In addition, as noted above, our opinion is based solely on the documents that we have examined, the additional information that we have obtained through consultation with officers of the Company, and the representations that have been made to us, and the conclusions in our opinion may be affected if any of the facts contained in such documents or in such additional information is, or later becomes, inaccurate or if any of the representations made to us is, or later becomes, inaccurate in any material respect. We are not aware, however, of any facts or circumstances contrary to or inconsistent with the information, assumptions, and representations upon which we have relied for purposes of this opinion. Our opinion is limited to the tax matters specifically covered thereby, and we have not been asked to address, nor have we addressed, any other tax consequences in connection with the transactions contemplated under the Merger Agreement or any other transactions. We have not undertaken to review the Company’s compliance with the REIT requirements on a continuing basis. Accordingly, no assurance can be given that the actual results of the Company’s operations, the sources of its income, the nature of its assets, the level of its distributions to shareholders and the diversity of its share ownership in any given taxable year will satisfy the requirements under the Code for qualification and taxation as a REIT. Finally, our opinion does not preclude the possibility that the Company may have to utilize one or more of the various “savings provisions” under the Code that would permit the Company to cure certain violations of the requirements for qualification and taxation as a REIT.

This opinion is given as of the date hereof, and we assume no obligation to advise you after the date hereof of facts or circumstances that come to our attention or changes in law that occur which could affect this opinion.

This opinion is delivered in connection with the consummation of the transactions contemplated under the Merger Agreement, may be relied upon only by you in connection therewith, may not be relied upon by you for any other purpose or by anyone else for any purpose, and may not be quoted, published or otherwise disseminated without our prior written consent.

Very truly yours,

/s/ King and Spalding LLP

King & Spalding LLP